UNITED STATES OF AMERICA
                                   before the
                       SECURITIES AND EXCHANGE COMMISSION




PUBLIC UTILITY HOLDING COMPANY ACT OF 1935



In the Matter of


SOUTHWESTERN ELECTRIC POWER COMPANY             REPORT FOR PERIOD
Shreveport, Louisiana 71156                     October 1, 1996 TO
                                                December 31, 1996
PUBLIC SERVICE COMPANY OF OKLAHOMA              PURSUANT TO RULE 24
Tulsa, Oklahoma 74102


File No. 70-5741




This report is filed by Southwestern Electric Power Company (SWEPCO) on behalf of itself and Public Service Company of Oklahoma (PSO) pursuant to Rule 24 promulgated under the Public Utility Holding Company Act of 1935 by the Securities and Exchange Commission pursuant to Sections 6(a), 7, 9(a) and 10 of said Act. SWEPCO's and PSO's Application-Declaration, as further amended by post-effective amendments, in this matter proposed the filing by SWEPCO of quarterly reports to the Commission, pursuant to Rule 24 of the Act, providing as to the activities during each quarter: (a) total number of rail cars serviced by month for both SWEPCO and PSO; (b) the amount of expenditures by month for direct labor, direct material cost, and indirect expenses for both SWEPCO and PSO; (c) computation by month of allocated cost to be shared by SWEPCO and PSO on the basis of the "Cost Ratio", and (d) copies of the monthly reports furnished by SWEPCO to PSO detailing the work and charges associated with PSO rail cars assigned to the facility which were repaired during the previous month, within the context of the Rail Car Maintenance Facility Agreement between SWEPCO and PSO. This report covers the period October 1, 1996 through December 31, 1996.

                               FORTH QUARTER 1996
                      SWEPCO RAIL CAR MAINTENANCE FACILITY
                                 RULE 24 REPORT


A. NUMBER OF RAIL CARS SERVICED
                                           SWEPCO          PSO         TOTAL
             OCTOBER                        468            234          702
             NOVEMBER                       368            167          535
             DECEMBER                       215            109          324
                                       -----------------------------------------

             TOTAL                        1,051            510        1,561
                                       =========================================

B. AMOUNT OF EXPENDITURES
    DETAIL                                 SWEPCO          PSO         TOTAL
                                           ------          ---         -----
       DIRECT LABOR -
             OCTOBER                       $  54,624      $  6,145    $  60,769
             NOVEMBER                         79,351        10,570       89,921
             DECEMBER                         22,895         6,022       28,917
                                       ----------------------------------------
             TOTAL                          $156,870       $22,737     $179,607
                                       ========================================

       DIRECT MATERIAL -
             OCTOBER                        $336,737      $336,737     $336,737
             NOVEMBER                        189,508        87,399      276,907
             DECEMBER                        264,134        59,248      323,382
                                       ----------------------------------------
             TOTAL                          $790,379      $483,384   $1,273,763
                                       ========================================

       OTHER DIRECT EXPENSES -
             OCTOBER                        ($28,454)     $    388     ($28,066)
             NOVEMBER                         26,710        11,943       38,653
             DECEMBER                        (72,535)       (3,994)     (76,529)
                                       ----------------------------------------
             TOTAL                           (74,279)     $  8,337     ($65,942)
                                       ========================================

       INDIRECT EXPENSES SHARED ON
       COST RATIO
             OCTOBER                        ($27,491)      ($3,092)    ($30,583)
             NOVEMBER                         86,912        11,572       98,484
             DECEMBER                         40,092        10,549       50,641
                                       ----------------------------------------
             TOTAL                           $99,513       $19,029     $118,542
                                       ========================================

       TOTAL EXPENDITURES
             OCTOBER                        $335,416      $340,178     $675,594
             NOVEMBER                        382,481       121,484      503,965
             DECEMBER                        254,586        71,825      326,411
                                       ----------------------------------------
             TOTAL                          $972,483      $533,487   $1,505,970
                                       ========================================


C. COMPUTATION OF COST RATIO               SWEPCO          PSO         TOTAL
       OCTOBER 1996
             DIRECT LABOR                 $54,624        $6,145       $60,769
             COST RATIO                    77.22%        22.78%       100.00%

       NOVEMBER 1996
             DIRECT LABOR                 $79,351        $10,570      $89,921
             COST RATIO                    71.23%        28.77%       100.00%

       DECEMBER 1996
             DIRECT LABOR                 $22,895        $6,022       $28,917
             COST RATIO                    60.14%        39.86%       100.00%


D. COPIES OF MONTHLY REPORTS

Copies of the monthly statements furnished by SWEPCO to PSO detailing charges associated with PSO rail cars are attached as Exhibits 1, 2 and 3.




                                S I G N A T U R E




As required by Order of this Commission pursuant to the Public Utility Holding Company Act of 1935, Southwestern Electric Power Company has duly caused this report to be signed on its behalf on this the 12th day of February, 1997.


                              SOUTHWESTERN ELECTRIC POWER COMPANY




                              By  /S/   R. RUSSELL DAVIS
                                        R. Russell Davis
                              Controller and Chief Accounting Officer




                                INDEX TO EXHIBITS




 Exhibit                                                           Transmission
 NUMBER                          EXHIBIT                              METHOD


   1            October 1996 statement furnished by SWEPCO to      Electronic
                PSO detailing PSO's rail car charges


   2            November 1996 statement furnished by SWEPCO to     Electronic
                PSO detailing PSO's rail car charges


   3            December 1996 statement furnished by SWEPCO        Electronic
                to PSO detailing PSO's rail car charges